UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626
A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Note A:
Other supplemental schedules required by Section 2520.10310 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan (the "Plan") at December 31, 2009 and December 31, 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 29, 2010

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and December 31, 2008
(in thousands)

		December 31,			December 31,
		2009			2008
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$1,431,001	$91,545	$1,522,546	$1,153,826	$46,937	$1,200,763

Receivables:

Sponsor	27,375	4,538	31,913	30,425	4,787	35,212

Other	3,534	872	4,406	5,209	648	5,857

Total assets	1,461,910	96,955	1,558,865	1,189,460	52,372	1,241,832

Liabilities

Accrued expenses	60	37	97	15	14	29

Other liabilities	1,357	683	2,040	3,910	684	4,594

Total liabilities	1,417	720	2,137	3,925	698	4,623

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,862)	--	(4,862)	10,728	--	10,728

Net assets available for plan benefits	$1,455,631	$96,235	$1,551,866	$1,196,263	$51,674	$1,247,937

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Periods Ended December 31, 2009 and December 31, 2008
(in thousands)

		December 31, 2009			December 31, 2008
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income (loss)
Interest	$16,550	$--	$16,550	$26,616	$--	$26,616
Dividends	17,643	2,776	20,419	27,171	2,658	29,829
Net appreciation (depreciation) in fair value of investments	231,178	39,609	270,787	(353,623)	(51,707)	(405,330)
Net investment gain (loss)	265,371	42,385	307,756	(299,836)	(49,049)	(348,885)
Participant contributions	66,061	--	66,061	70,138	--	70,138
Plan Sponsor contributions	28,754	4,537	33,291	31,574	4,776	36,350
Total additions	360,186	46,922	407,108	(198,124)	(44,273)	(242,397)

Deductions from net assets:

Distributions to and withdrawals by participants	100,039	2,981	103,020	115,798	3,667	119,465

Administrative expenses	159	--	159	161	--	161

Total deductions	100,198	2,981	103,179	115,959	3,667	119,626
Interfund transfers, net	(620)	620	--	(755)	755	--
Net increase (decrease) in net assets	259,368	44,561	303,929	(314,838)	(47,185)	(362,023)
Net assets available for benefits at beginning of period	1,196,263	51,674	1,247,937	1,511,101	98,859	1,609,960
Net assets available for plan benefits at end of period	$1,455,631	$96,235	$1,551,866	$1,196,263	$51,674	$1,247,937

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor").  The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC").  All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman.  The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").  The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees.  The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee").  The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Since the inception of the Plan, money in the forfeiture account is available to be used both to offset future Company contributions and for various administrative expenses of the Plan.  The balance of the forfeiture account at December 31, 2009 and 2008 was $31,000 and $26,000, respectively.  There were no forfeitures used in 2009 or 2008.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan.  The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%.  Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period.  An automatic 1% increase to deferral rates occurs each year on April 1 for all participants starting after January 1, 2007, until the participant's deferral reaches 10%.  Participants may opt out of this increase.

For additional information regarding the Plan, see the complete Plan documents.

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (a) deferral of qualifying compensation and (b) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $16,500 for 2009 as permitted by the IRC.  For the catch-up salary deferral, an eligible employee who has attained age 50 before the close of the calendar year was allowed to defer up to 35% of qualifying compensation, as defined in the Plan, for 2009 up to certain IRC limitations.  Plan Sponsor contributions are also subject to certain other limitations.  Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants.  The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7).  Generally, participants may transfer amounts among the funds on any business day.  Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10).  Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans' vesting requirements.

The Plan requires for the RSC to be contributed either to the ESOP Fund for employees' first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions.  For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions.  Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account.  Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company.  Participants are not permitted to make contributions to the ESOP Fund.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC.  All rollover contributions into the Plan must meet the applicable Internal Revenue Service requirements.

Loans

The IPCO may grant a loan of at least $1,000 to a participant provided that the aggregate of the participants' loans outstanding does not exceed the lesser of (i) $50,000 reduced by the excess, if any, of (a) the participant's highest outstanding loan balance from the preceding 12 months over (b) the outstanding total loan balance of loans from the Plan on the date on which the loan was made, or (ii) 50% of the non-forfeitable portion of the participant's account.  In accordance with the Plan provisions, the rate of interest on new participant loans approximates current market rates.  The term of any loan is determined by IPCO and shall not exceed five years.  Loans transferred to the Plan from the Eastman Resins, Inc. Employees' Growth Sharing Plan carry terms applicable under that Plan.  At December 31, 2009, $32.8 million in loans were outstanding for terms of 5 to 119 months and interest rates ranging from 4.25% to 10.50%.  At December 31, 2008, $31.3 million in loans were outstanding for terms from 4 to 119 months and interest rates ranging from 4.25% to 10.50%.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000.  Separated participants with accounts in excess of $1,000 may elect either (i) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (ii) immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments.  Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000.  If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant has terminated his or her service with the Company.

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure.  They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participants' principal residence.  Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock.  However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP).  Until the loan is repaid, securities acquired with the respective loan process are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account".  On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants.  The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants.  Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting.  The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year.  In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company.  Participants will be notified if their total annual contribution is limited by this legal maximum.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

As described by USGAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by USGAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value.  If available, quoted market prices are used to value investments.  Investments in regulated investment companies are valued at the net asset value per share on the valuation date.  Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.  Participant loans are valued at amortized cost, which represents fair value.  See Note 8 for discussion of fair value measurements.

For investments in the ESOP fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable.  All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Managed Income Fund is reported at fair value as determined by the contract issuers.  The Managed Income Fund is comprised of synthetic guaranteed investment contracts ("GICs") that include interests in commingled trusts or individual fixed income securities that are held in trust for the Plan.  The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return.  The underlying securities are valued at quoted market prices.  The wrap contracts are valued using the market value method (see Note 7).

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payments to participants

Benefit payments to participants are recorded when paid.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles".  This codification became the source of authoritative USGAAP recognized by the FASB.  This guidance was adopted by the Plan effective July 1, 2009 and had no impact on the Plan's Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

In May 2009, subsequent events guidance was issued by the FASB, establishing the accounting of and disclosure standards for events that occur after the balance sheet date but before financial statements are issued or available to be issued.  An amendment was issued in February 2010 which clarified which entities are required to evaluate subsequent events and the scope of the disclosure requirements related to subsequent events.  The adoption of this accounting guidance did not have a material effect on the Plan's Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

In April 2009, the FASB issued guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and guidance on identifying circumstances that indicate a transaction is not orderly.  The Plan adopted the accounting guidance as of December 31, 2009.  The adoption of this guidance did not have a material effect on the Plan's Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan.  Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations.  The Plan has accrued sponsor contributions for participant-directed funds of $27.4 million and $30.4 million and for the non-participant-directed ESOP Fund of $4.5 million and $4.8 million at December 31, 2009 and 2008, respectively.

5.	LOANS TO PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions.  Loans made are accounted for as a transfer from the fund directed by the participant to the Loan Fund.  The principal portion of loan repayments reduces the Loan Fund receivable.  The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed.  The Loan Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively.

Unless otherwise specified by the participant, loan proceeds will be withdrawn from the investment funds on a pro-rata basis.  Outstanding loans at December 31, 2009 and 2008 were approximately $32.8 million and $31.3 million, respectively.  Interest income earned on loans to participants is credited directly to the participants' accounts and was approximately $2.1 million and $2.5 million for 2009 and 2008, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INVESTMENTS

At December 31, 2009 and 2008, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and in synthetic investment contracts (see Note 7).  Subject to certain limitations, participants are provided the option of directing their contributions among these investment options.  The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds.  The following table presents the fair value of investments by type.

(Dollars in thousands)	December 31, 2009	December 31, 2008

Cash	$660	$949
Eastman Chemical Company Common Stock	189,704	135,332
Mutual Funds	643,459	472,396
Participant Loans	32,779	31,254
Managed Income Fund	642,321	551,135
Self Directed Brokerage Account	13,623	9,697

Total	$1,522,546	$1,200,763

The following investment options, which invest primarily in common stock of the Plan sponsor, were available to participants in 2009 and 2008:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock.  Purchases and sales of Eastman stock are generally made on the open market on behalf of and as elected by Plan participants.  During 2009, the Trustee purchased 2,549,200 shares of Eastman stock for the fund at an average price of $36.46 per share, and sold 3,651,800 shares of Eastman stock for the fund at an average price of $46.40 per share.  During 2008, the Trustee purchased 3,208,000 shares of Eastman stock for the fund at an average price of $51.01 per share and sold 1,622,000 shares at an average price of $61.12 per share.  Dividends paid from the Eastman Stock Fund totaled $4.6 million and $2.9 million in 2009 and 2008, respectively.

Eastman ESOP Fund

This non-participant directed fund consists primarily of Eastman Class A common stock.  Purchases and sales of Eastman stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines.  During 2009, the Trustee purchased 209,200 shares of Eastman stock for the fund at an average price of $23.95 per share, and sold 149,400 shares of Eastman stock for the fund at an average price of $43.44 per share.  During 2008, the Trustee purchased 57,400 shares of Eastman stock for the fund at an average price of $66.69 per share, and sold 118,100 shares at an average price of $63.04 per share.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

At December 31, 2009 and 2008, the following investments represented 5% or greater of ending net assets:

(in thousands)	December 31, 2009
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	7,149	$98,819
Eastman Chemical Company Common Stock, Non Participant Directed	6,381	90,885
Fidelity Contrafund	1,930	112,405
US Treasury Note/Bond (USTN 1% 12/31/11)	110,876	110,567

(in thousands)	December 31, 2008
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	11,721	$88,856
Eastman Chemical Company Common Stock, Non Participant Directed	6,202	46,476
Fidelity Contrafund	1,999	90,433

During 2009 and 2008, the Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) as follows:

(Dollars in thousands)	Net Appreciation	Net Appreciation
	(Depreciation)	(Depreciation)
	December 31, 2009	December 31, 2008

Eastman Chemical Company Common Stock, Non Participant Directed	$39,609	$(51,707)
Eastman Chemical Company Common Stock, Participant Directed	89,858	(48,682)
Mutual Funds and Other	141,320	(304,941)
Total	$270,787	$(405,330)

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic guaranteed investment contracts ("GICs").  The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets.  A "synthetic" investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution.  Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value.  The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances.  Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances.  In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.  Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value, and market value is ultimately reduced to zero.  If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met.  Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund).  Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate."  Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time.  Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration.  The crediting rate is the discount rate that equates that estimated future market value with the Fund's current contract value.  Crediting rates are reset quarterly.  The wrap contracts provide a guarantee that the crediting rate will not fall below 0 percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders.  The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets.  If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets.  Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value.  Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan).  However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events.  These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•	Complete or partial termination of the Plan.
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.
•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

The average yields for the Fund are as follows:
Average yields:	December 31, 2009	December 31, 2008

Based on actual earnings	2.10%	4.28%
Based on interest rate credited to participants	2.10%	4.06%

The weighted average crediting interest rate for the Fund was 2.12% and 3.98% at December 31, 2009 and 2008, respectively.

The value of the Fund reflected in these financial statements is based upon the principal invested and the interest credited.  The fair value of the Fund, by investment type, as of December 31, 2009 and 2008 was as follows:

(Dollars in thousands)	December 31, 2009	December 31, 2008

Security backed investments:
Underlying assets at fair value	$642,321	$551,135
Wrap contracts	(4,862)	10,728
Total contract value	$637,459	$561,863

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

8.	FAIR VALUE MEASUREMENT

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 –
Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 –	Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Synthetic guaranteed investment contract: Valued at fair value by discounting the related cash flows based on the current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Self directed brokerage account: Unit valuation based on the underlying NAV of the investments.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and December 31, 2008:

(Dollars in thousands)	Fair Value Measurements at December 31, 2009
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$660	$660	$--	$--
Common Stock	189,704	189,704	--	--
Mutual Funds:
Balanced/hybrid	45,546	45,546	--	--
Bond funds	66,849	66,849	--	--
International	73,100	73,100	--	--
Large blend	76,652	76,652	--	--
Large growth	192,508	192,508	--	--
Mid blend	12,097	12,097	--	--
Mid growth	21,650	21,650	--	--
Small blend	86,044	86,044	--	--
Target date funds	69,013	69,013	--	--
Managed Income Fund	642,321	--	642,321	--
Self Directed Brokerage Account	13,623	13,623	--	--
Participant Loans	32,779	--	--	32,779
Total	$1,522,546	$847,446	$642,321	$32,779

(Dollars in thousands)	Fair Value Measurements at December 31, 2008
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$949	$949	$--	$--
Common Stock	135,332	135,332	--	--
Mutual Funds:
Balanced/hybrid	36,817	36,817	--	--
Bond funds	39,515	39,515	--	--
International	52,463	52,463	--	--
Large blend	60,168	60,168	--	--
Large growth	143,606	143,606	--	--
Mid blend	8,627	8,627	--	--
Mid growth	14,192	14,192	--	--
Money market	147	147	--	--
Small blend	67,636	67,636	--	--
Target date funds	49,225	49,225	--	--
Managed Income Fund	551,135	--	551,135	--
Self Directed Brokerage Account	9,697	9,697	--	--
Participant Loans	31,254	--	--	31,254
Total	$1,200,763	$618,374	$551,135	$31,254

There are no redemption restrictions on the mutual fund investments.  They are fully liquid and can be redeemed on a daily basis.

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009.

(Dollars in thousands)	Level 3 Assets Year Ended December 31, 2009
Description	Participant Loans
Balance, beginning of year	$31,254
Issuances, settlements and write-offs (net)	1,525
Balance, end of year	$32,779

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $4.4 million and $5.9 million at December 31, 2009 and 2008, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments.  Other liabilities in the amount of $2.0 million and $4.6 million at December 31, 2009 and 2008, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions.  During 2009 and 2008, $4.4 million and $6.0 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2003, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the IRC.  The Plan Administrator believes the Plan qualifies and operates in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan.  For both 2009 and 2008, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be.  Loan administration fees are deducted quarterly from the accounts of participants with outstanding loan balances.  Loan origination fees are deducted from the participants account at the inception of the loan.  For 2009 and 2008, the Company paid all other expenses of the Plan related to plan oversight and administration, including audit fees.

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, ("FMTC").  FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

15.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

(Dollars in thousands)	December 31, 2009	December 31, 2008

Investments at fair value	$1,522,546	$1,200,763
Adjustment from fair value to contract value for full benefit-responsive investment contracts	(4,862)	10,728
Total investments per Form 5500	$1,517,684	$1,211,491

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
*	Eastman Chemical Company	Common stock, Participant directed, 7,149 shares	**	98,819
*	Eastman Chemical Company	Common stock, Non Participant directed, 6,381 shares	75,108	90,885
	Subtotal - Common Stock			189,704
*	Fidelity Management Trust Company	Interest Bearing Cash, Non Participant directed	660	660
*	Participant Loans	Participant Loan Fund with terms ranging from 5 - 119 months and rates ranging from 4.25% to 10.5%	**	32,779
*	Fidelity Fund K	Registered Investment Company, 1,206 shares	**	34,158
*	Fidelity Puritan Fund K	Registered Investment Company, 2,836 shares	**	45,546
*	Fidelity Magellan® Fund K	Registered Investment Company, 962 shares	**	61,815
*	Fidelity Contrafund K	Registered Investment Company, 1,930 shares	**	112,405
*	Fidelity Spartan 500 Index Portfolio	Registered Investment Company, 824 shares	**	32,491
*	Fidelity International Discovery Fund K	Registered Investment Company, 1,494 shares	**	45,232
*	Fidelity Blue Chip Growth Fund K	Registered Investment Company, 401 shares	**	15,218
*	Fidelity Freedom Income Fund	Registered Investment Company, 225 shares	**	2,416
*	Fidelity Freedom 2000 Fund	Registered Investment Company, 162 shares	**	1,837
*	Fidelity Freedom 2010 Fund	Registered Investment Company, 875 shares	**	10,950
*	Fidelity Freedom 2020 Fund	Registered Investment Company, 1,694 shares	**	21,260
*	Fidelity Freedom 2030 Fund	Registered Investment Company, 1,082 shares	**	13,410
*	Fidelity Freedom 2040 Fund	Registered Investment Company, 1,012 shares	**	7,247
*	Fidelity Spartan Extended Market Index Portfolio	Registered Investment Company, 398 shares	**	12,097
*	Fidelity Spartan International Index Fund	Registered Investment Company, 343 shares	**	11,467
*	Clipper Fund	Registered Investment Company, 183 shares	**	10,003
*	PIMCO Total Return Institutional Class	Registered Investment Company, 6,190 shares	**	66,849
*	Franklin Small Mid Cap Growth Fund	Registered Investment Company, 726 shares	**	21,650
*	WFA Small Cap Val Inst	Registered Investment Company, 1,141 shares	**	31,355
*	TCW Select Equity I	Registered Investment Company, 207 shares	**	3,070
*	Neuberger and Berman Genesis Instl Cl	Registered Investment Company, 1,448 shares	**	54,689
*	Templeton Foreign Fund	Registered Investment Company, 2,531 shares	**	16,401
*	Fidelity Freedom 2005 Fund	Registered Investment Company, 15 shares	**	155
*	Fidelity Freedom 2015 Fund	Registered Investment Company, 409 shares	**	4,262
*	Fidelity Freedom 2025 Fund	Registered Investment Company, 260 shares	**	2,698
*	Fidelity Freedom 2035 Fund	Registered Investment Company, 130 shares	**	1,335
*	Fidelity Freedom 2045 Fund	Registered Investment Company, 142 shares	**	1,206
*	Fidelity Freedom 2050 Fund	Registered Investment Company, 268 shares	**	2,237
	Sub-total Mutual Funds			643,459

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fidelity short term cash fund	Cash	**	3,742
	ANZ National	Corporate Bond 6.2 7/19/13 144A	**	757
	AT&T Wireless	Corporate Bond 7.875% 3/01/11	**	765
	AXA Financial	Corporate Bond 7.75% 8/01/10	**	1,001
	Abbey National	Corporate Bond 3.875 11/10/14 144A	**	1,544
	American Express FDIC	Corporate Bond 3.15% 12/09/11	**	518
	Americredit Automobile Receivable AMCAR 04-DF A4	Mortgage backed security 3.43 7/11	**	122
	Americredit Prime Automobile Receivable APART 07-1 B	Mortgage backed security 5.35% 3/11	**	268
	Americredit Prime Automobile Receivable APART 07-1 C	Mortgage backed security 5.43 7/11	**	163
	Americredit Prime Automobile Receivable APART 07-2M A3A	Mortgage backed security 5.22% 4/10	**	243
	Americredit Automobile Receivable AMCAR 06-BG A4	Mortgage backed security 5.21% 9/13	**	655
	Avon Products	Corporate Bond 4.8% 3/01/13	**	574
	Bank of America Credit Card Trust BACCT 2006-A16 A16	Mortgage backed security 4.72 5/13	**	485
	BBVA Banc	Corporate Bond 5.3795 7/22/15 144A	**	504
	BHP Billiton	Corporate Bond 5.125% 3/29/12	**	1,368
	BP Capital Markets	Corporate Bond 3.125% 3/12	**	1,476
	BP Capital Markets	Corporate Bond 1.55% 8/11/11	**	349
	BNP Paribas	Corporate Bond 2.125% 12/21/12	**	1,015
	BTM Curacao	Corporate Bond 4.76% 7/21/15 144A	**	430
	Baltimore G&E	Corporate Bond 6.125% 7/01/13	**	539
	Bank of America Commercial Mortgage BACM 04-6 XP	Interest Only Strip CSTR 12/42	**	39
	Bank of America Commercial Mortgage BACM 2003-2 A2	Mortgage backed security 4.342 3/41	**	525
	Bank of America Commercial Mortgage BACM 05-3 XP	Interest Only Strip CSTR 7/43	**	97
	Bank of America Commercial Mortgage BACM 04-4 A3	Mortgage backed security 4.128% 7/42	**	170
	Bank of America Commercial Mortgage BACM 05-4 A1	Mortgage backed security 4.432 7/45	**	99
	Bank of America Commercial Mortgage BACM 04-5 XP	Interest Only Strip CSTR 11/41	**	48
	Bank of America Commercial Mortgage BACM 05-4 XP	Interest Only Strip CSTR 7/45	**	33

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Bank of America Commercial Mortgage BACM 05-6 A1	Mortgage backed security 5.001 9/47	**	245
	Bank of America Commercial Mortgage BACM 06-5 A1	Mortgage backed security 5.185% 9/47	**	186
	Bank of America FDIC GTD MTN	Corporate Bond 2.1% 4/30/12	**	1,030
	Bank America	Corporate Bond 7.8% 2/15/10 GLBL	**	222
	Bank America	Corporate Bond 5.375% 8/15/11	**	899
	Bank America	Corporate Bond 4.9% 5/01/13	**	410
	Bank of America GMTN	Corporate Bond 7.375 5/15/14	**	1,280
	Bank of New York	Corporate Bond 4.95 1/14/11	**	170
	Bank NY Mellon	Corporate Bond 4.95 11/12	**	429
	Bank of New York MTN	Corporate Bond 4.3% 5/15/14	**	608
	Bank One Corporation	Corporate Bond 7.875% 8/01/10	**	1,199
	Bank of Tokyo Mit	Corporate Bond 8.4 4/15/10	**	1,106
	Barclays MTN	Corporate Bond 2.5% 1/23/13	**	1,582
	Bayview Commercial Asset Trust BAYC 04-2 A	Mortgage backed security 1ML+43 8/34	**	116
	Bayview Commercial Asset Trust BAYC 04-2 M1	Mortgage backed security 1ML+58 8/34	**	36
	Bayview Commercial Asset Trust BAYC 04-3 M1	Mortgage backed security 1ML+50 1/35	**	27
	Bayview Commercial Asset Trust BAYC 04-3 M2	Mortgage backed security 1ML+100 1/35	**	15
	Bear Stearns Commercial Mortgage BSCMS 04-PWR5 A2	Mortgage backed security 4.254 7/42	**	343
	Bear Stearns Commercial Mortgage BSCMS 04-PWR5 X2	Interest Only Strip CSTR 7/42	**	67
	Bear Stearns Commercial Mortgage BSCMS 04-T16 A3	Mortgage backed security 4.03 2/46	**	182
	Bear Stearns Commercial Mortgage BSCMS 03-T12 X2	Interest Only Strip CSTR 8/39	**	15
	Bear Stearns Commercial Mortgage BSCMS 04-PWR6 X2	Interest Only Strip CSTR 11/41	**	45
	Bear Stearns Commercial Mortgage BSCMS 05-PWR9 A1	Mortgage backed security 4.498 9/42	**	242
	Bear Stearns Commercial Mortgage BSCMS 05-T20 A1	Mortgage backed security 4.94% 10/42	**	161
	Bear Stearns Commercial Mortgage BSCMS 2006-T24 X2	Interest Only Strip CSTR 10/41	**	109
	Bear Stearns Commercial Mortgage BSCMS 07-PW15 A1	Mortgage backed security 5.016% 2/44	**	42
	Bear Stearns	Corporate Bond 4.245% 1/7/10	**	903
	Brazos Higher Education Authority BRHEA 06-A A2R	Mortgage backed security 3ML+75 12/41	**	1,010

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	British G Step	Corporate Bond 12/10 DT	**	1,312
	Commercial Mortgage Pass-Through COMM 05-C6 XP	Interest Only Strip CSTR 6/44	**	54
	CPS Auto Trust CPS 07-B A3	Mortgage backed security 5.47% 11/11	**	234
	CPS Auto Trust CPS 2007-C A3	Mortgage backed security 5.43% 5/12 144A	**	254
	Canada Govt	Foreign Bond 2.375% 9/10/14	**	841
	Capital Auto Receivables Asset CARAT 07-1 B	Mortgage backed security 5.15% 9/12	**	492
	Capital Auto Receivables Asset CARAT 07-SN1 B	Mortgage backed security 5.52% 3/15/11	**	237
	Capital Auto Receivables Asset CARAT 07-SN1 C	Mortgage backed security 5.73% 3/15/11	**	135
	Capital One Auto Finance Trust COAFT 05-C A4A	Mortgage backed security 4.71 6/12	**	1,287
	Capital One Multi-Asset Executive COMET 07-B3 B3	Mortgage backed security 5.05% 3/13	**	3,125
	Capital One Multi-Asset Executive COMET 07-B5 B5	Mortgage backed security 5.4% 5/13	**	1,505
	Capital One Multi-Asset Executive COMET 09-A2 A2	Mortgage backed security 3.2% 4/14	**	1,844
	Capital One Prime Auto Receivable COPAR 06-2 A4	Mortgage backed security 4.94% 7/12	**	316
	Capital One Prime Auto Receivable COPAR 2007-1 B1	Mortgage backed security 5.76% 12/13	**	461
	CARGILL INC	Corporate Bond 6.375% 6/12 144A	**	2,343
	CarMax Auto Owner Trust CARMX 2009-2 A3	Mortgage backed security 1.74% 4/14	**	349
	Cendant Timeshare Receivables CDTIM 05-1A A1	Mortgage backed security 4.67 5/17	**	72
	Chase Issuance Trust CHAIT 2008-A9 A9	Mortgage backed security 4.3% 5/13	**	698
	Chase Issuance Trust CHAIT 2009-A3 A3	Mortgage backed security 2.4% 6/13	**	2,032
	CHASE MANHATTAN	Corporate Bond 7.875% 6/15/10	**	1,030
	Citigroup Inc	Corporate Bond 3ML +9 5/18/11	**	492
	Citibank Credit Card Issuance CCCIT 06-A4 A4	Mortgage backed security 5.45% 5/13	**	636
	Citibank Credit Card Issuance CCCIT 07-B2 B2	Mortgage backed security 5% 4/12	**	2,003
	Citibank Credit Card Issuance CCCIT 07-B6 B6	Mortgage backed security 5% 11/12	**	1,447

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Citibank Credit Card Issuance CCCIT 2009-A3 A3	Mortgage backed security 2.7 6/13	**	1,498
	Citibank Credit Card Issuance CCCIT 2009-A5 A5	Mortgage backed security 2.25% 12/14	**	593
	Citigroup Commercial Mortgage CGCMT 04-C2 XP	Interest Only Strip CSTR 10/41	**	58
	Citigroup Commercial Mortgage CGCMT 05-EMG A2	Mortgage backed security 4.2211 9/51	**	1
	Citigroup Funding Inc FDIC	Corporate Bond 1.875% 10/22/12	**	2,383
	Citigroup Funding Inc FDIC	Corporate Bond 1.875 11/15/12	**	2,024
	CITIBANK FDIC MTN	Corporate Bond 1.875 6/4/12	**	1,229
	CITIBANK NA FDIC	Corporate Bond 1.5% 7/12/11	**	1,785
	CW Capital Colbalt CWCI 07-C2 A1	Mortgage backed security CSTR 4/15/47	**	248
	Commercial Mortgage Pass-Through COMM 06-C8 XP	Interest Only Strip CSTR 12/46	**	496
	Commercial Mortgage Pass-Through COMM 04-LB4A XP	Interest Only Strip CSTR 10/37	**	97
	Commercial Mortgage Pass-Through COMM 05-LP5 XP	Interest Only Strip CSTR 5/43	**	33
	Greenwich Capital Commercial F GCCFC 07-GG11 XP	Interest Only Strip .48% 12/49	**	451
	Commonwealth Bank of Australia	Corporate Bond 3.75 10/14 144A	**	1,546
	Commonwealth Bank of Australia MTN	Corporate Bond 2.9 9/17/14 144A	**	2,866
	Continental Airlines Inc CONTL AIR 991A	Mortgage backed security 6.545% 2/02/19	**	681
	Countrywide MTN	Corporate Bond 4% 3/22/11	**	316
	Countrywide MTN	Corporate Bond 5.8% 6/7/12	**	70
	Covidien Int	Corporate Bond 5.15% 10/15/10	**	1,688
	Covidien Int GLB	Corporate Bond 5.45% 10/12	**	426
	Credit Suisse NY	Corporate Bond 5% 5/15/13	**	2,253
	CS First Boston Mortgage Security CSFB 03-C4 A3	Mortgage backed security CSTR 8/36	**	430
	CS First Boston Mortgage Security CSFB 04-C1 A3	Mortgage backed security 4.321 1/37	**	334
	CS First Boston Mortgage Security CSFB 04-C4 ASP	Interest Only Strip CSTR 10/39	**	50
	Credit Suisse Mortgage Capital CSMC 07-C3 A1	Mortgage backed security CSTR 6/39	**	151
	Credit Suisse Mortgage Capital CSMC 06-C5 ASP	Interest Only Strip CSTR 12/39	**	439
	Credit Suisse Mortgage Capital CSMC 07-C1 A1	Mortgage backed security 5.227 2/40	**	177
	Credit Suisse Mortgage Capital CSMC 07-C1 ASP	Interest Only Strip CSTR 2/40	**	495

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Credit Suisse Mortgage Capital CSMC 07-C2 A1	Mortgage backed security 5.237 1/49	**	144
	CS First Boston Mortgage Security CSFB 05-C1 ASP	Interest Only Strip CSTR 2/38	**	48
	CS First Boston Mortgage Security CSFB 05-C4 ASP	Interest Only Strip CSTR 8/38	**	135
	CS First Boston Mortgage Security CSFB 05-C2 ASP	Interest Only Strip CSTR 4/37	**	70
	Credit Suisse Medium Term Note	Corporate Bond 3.45% 7/2/12	**	1,527
	DBS Bank Ltd	Corporate Bond 5.125/VAR 5/17 144A	**	1,726
	DLJ Commercial Mortgage Corp DLJCM 00-CF1 A1B	Mortgage backed security 7.62 6/33	**	179
	Daimler Chrysler Auto Trust DCAT 2006-C B	Mortgage backed security 5.11% 4/13	**	837
	Deutsche Telekom Int Fin	Corporate Bond 5.375% 3/23/11	**	285
	Diageo Capital GLB	Corporate Bond 5.2 1/30/13	**	694
	Diageo Fin GLBL	Corporate Bond 3.875% 4/01/11	**	615
	EDP Finance BV	Corporate Bond 5.375 11/12 144A	**	1,248
	ERP Operating LP	Corporate Bond 5.5% 10/1/12	**	348
	Enel Finance International	Corporate Bond 5.7% 1/15/13144A	**	1,658
	Freddie Mac	FHLG 15YR 5.00% 5/14 #E76434	**	12
	Freddie Mac	FHLG 15YR 5.00% 6/14 #E77224	**	48
	Freddie Mac	FHLM ARM 4.889% 3/33 #847126	**	8
	Freddie Mac	FHLM ARM 4.69% 11/35 #1B2428	**	429
	Freddie Mac	FHLM ARM 4.68% 1/36 #847584	**	91
	Freddie Mac	FHLM ARM 4.305 6/35 #848083	**	63
	Freddie Mac	FHLM ARM 3.88% 1/35 #848084	**	89
	Freddie Mac	FHLM ARM 4.542% 4/35 #848085	**	238
	Freddie Mac	FHLM ARM 3.479% 3/35 #848086	**	135
	Freddie Mac	FHLM ARM 4.482% 4/35 #848088	**	1,822
	Freddie Mac	FHLM ARM 4.485% 1/35 #848089	**	47
	Freddie Mac	FHLM ARM 4.277% 2/35 #848090	**	329
	Freddie Mac	FHLM ARM 5.084% 8/35 #1J0005	**	92
	Freddie Mac	FHLG 15YR 5.00% 6/24 #G13598	**	2,098
	Freddie Mac	FHLM ARM 4.941% 11/35 #1J1228	**	272
	Freddie Mac	FHLM ARM 5.26% 1/36 #1J1274	**	210
	Freddie Mac	FHLM ARM 4.93% 9/35 #1K1215	**	308
	Freddie Mac	FHLM ARM 5.78% 10/35 #1N0063	**	74
	Freddie Mac	FHLM ARM 5.62% 12/35 #1N0117	**	356
	Freddie Mac	FHLM ARM 5.34% 6/35 #1L0097	**	149
	Freddie Mac	FHLM ARM 4.486% 5/35 #1Q0758	**	407
	Freddie Mac	FHLM ARM 4.199% 8/36 #848185	**	356
	Freddie Mac	FHLM ARM 4.571% 3/35 #848186	**	346
	Freddie Mac	FHLB 1.75% 8/22/12	**	1,160
	Freddie Mac	FHLB 1.625% 11/21/12	**	7,972
	Freddie Mac	FHLB 1% 12/28/11	**	4,213
	Freddie Mac	FHLB 1.5% 1/16/13	**	5,541

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Freddie Mac	FHLMC 2.125% 3/23/12	**	4,074
	Freddie Mac	FHLMC 1.125% 12/15/11	**	6,794
	Fannie Mae	FNMA 15YR 7.00% 1/13 #251428	**	2
	Fannie Mae	FNMA 15YR 6.50% 11/13 #323755	**	119
	Fannie Mae	FNMA 15YR 7.00% 8/14 #323877	**	24
	Fannie Mae	FNMA 15YR 6.50% 9/14 #514373	**	1
	Fannie Mae	FNMA 15YR 7.00% 11/14 #522277	**	9
	Fannie Mae	FNMA 15YR 6.50% 10/13 #535234	**	206
	Fannie Mae	FNMA 15YR 7.00% 6/16 #545122	**	10
	Fannie Mae	FNMA 15YR 7.00% 2/16 #569915	**	27
	Fannie Mae	FNMA 15YR 6.00% 10/16 #589129	**	17
	Fannie Mae	FNMA 15YR 7.00% 8/16 #599602	**	67
	Fannie Mae	FNMA 15YR 7.00% 4/17 #636135	**	140
	Fannie Mae	FNMA 15YR 6.50% 4/17 #637244	**	97
	Fannie Mae	FNMA 15YR 6.00% 11/17 #671380	**	93
	Fannie Mae	FNMA 15YR 6.00% 11/17 #672789	**	34
	Fannie Mae	FNMA 15YR 6.00% 12/17 #673965	**	43
	Fannie Mae	FNR 04-3 HA 4 7/17	**	318
	Fannie Mae	FNR 2004-15 AB 4% 9/17	**	207
	Fannie Mae	FHR 2867 EA 4.5% 11/18	**	328
	Fannie Mae	FNR 2008-29 CA 4.5% 9/35	**	2,170
	Fannie Mae	FNR 2008-95 AD 4.5% 12/23	**	2,180
	Fannie Mae	FNMA 2% 1/9/12	**	5,192
	Fannie Mae	FNMA 2.75% 3/13/14	**	2,054
	Fannie Mae	FNMA 2.5% 5/15/14	**	1,422
	Fannie Mae	FHR 3555 CM 4% 12/14	**	4,621
	Fannie Mae	FHR 3555 KH 4% 12/14	**	4,695
	Fannie Mae	FNMA 15YR 6.00% 2/18 #684153	**	11
	Fannie Mae	FNMA 15YR 7.00% 2/18 #693327	**	191
	Fannie Mae	FNMA ARM 4.318% 3/33 #694530	**	15
	Fannie Mae	FNMA ARM 4.801% 2/33 #695019	**	39
	Fannie Mae	FNMA ARM 3.984% 5/33 #703915	**	8
	Fannie Mae	FNMA ARM 4.57% 6/33 #712321	**	343
	Fannie Mae	FNMA 15YR 4.00% 8/18 #727438	**	879
	Fannie Mae	FNMA ARM 4.68% 11/34 #735011	**	260
	Fannie Mae	FNMA 15YR 4.50% 7/20 #745874	**	345
	Fannie Mae	FNMA ARM 5.541% 11/36 #745972	**	285
	Fannie Mae	FNMA ARM 3.753% 10/33 #746320	**	49
	Fannie Mae	FNMA ARM 4.358% 10/33 #754672	**	15
	Fannie Mae	FNMA ARM 3.752% 10/33 #755148	**	35
	Fannie Mae	FNMA ARM 4.455% 3/35 #773281	**	68
	Fannie Mae	FNMA ARM 4.499% 3/35 #783587	**	154
	Fannie Mae	FNMA ARM 5.05% 7/34 #801635	**	21
	Fannie Mae	FNMA ARM 4.53% 12/34 #802852	**	269
	Fannie Mae	FNMA ARM 4.293% 3/35 #815586	**	22
	Fannie Mae	FNMA ARM 4.75% 5/35 #815626	**	76
	Fannie Mae	FNMA ARM 5.12% 6/35 #823810	**	89

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fannie Mae	FNMA ARM 4.58% 7/35 #826362	**	657
	Fannie Mae	FNMA ARM 4.520% 8/35 #829603	**	88
	Fannie Mae	FNMA ARM 4.555% 7/35 #832099	**	156
	Fannie Mae	FNMA ARM 5.344% 7/35 #834917	**	17
	Fannie Mae	FNMA ARM 5.349% 12/34 #843013	**	55
	Fannie Mae	FNMA ARM 5.280% 3/35 #843014	**	19
	Fannie Mae	FNMA ARM 4.893% 10/35 #847787	**	88
	Fannie Mae	FNMA ARM 6.25% 6/36 #886983	**	43
	Fannie Mae	FNMA ARM 4.86% 7/35 #888382	**	473
	Fannie Mae	FNMA ARM 5.07% 9/36 #888398	**	1,044
	Fannie Mae	FNMA 15YR 4.50% 12/18 #888889	**	1,558
	Fannie Mae	FNMA 15YR 4.50% 6/18 #889335	**	1,291
	Fannie Mae	FNMA 15YR 4.50% 12/18 #889336	**	1,495
	Fannie Mae	FNMA ARM 4.36% 10/37 #889704	**	217
	Fannie Mae	FNMA ARM 4.21% 5/35 #889946	**	418
	Fannie Mae	FNMA ARM 4.90% 2/36 #995015	**	4,227
	Fannie Mae	FNMA ARM 4.59% 7/35 #995016	**	312
	Fannie Mae	FNMA ARM 4.30% 2/35 #995017	**	484
	Fannie Mae	FNMA ARM 4.987% #995269	**	3,038
	Fannie Mae	FNMA ARM 4.785% 2/36 #995271	**	726
	Fannie Mae	FNMA ARM 4.898% 5/35 #995272	**	49
	Fannie Mae	FNMA ARM 4.58% 7/35 #995273	**	171
	Fannie Mae	FNMA ARM 4.765% 1/34 #995274	**	11
	Fannie Mae	FNMA ARM 4.53% 10/35 #995414	**	378
	Fannie Mae	FNMA ARM 4.55% 10/35 #995415	**	1,215
	Fannie Mae	FNMA ARM 4.715% 11/35 #995604	**	525
	Fannie Mae	FNMA ARM 4.647% 4/35 #995605	**	451
	Fannie Mae	FNMA ARM 4.512% 12/36 #995606	**	446
	Fannie Mae	FNMA ARM 4.545% 12/36 #995607	**	284
	Fannie Mae	FNMA ARM 5.075% 7/34 #995609	**	183
	Fannie Mae	FNMA 15YR 5.00% 12/18 #995756	**	636
	Fannie Mae	FNMA 15YR 5.00% #995836	**	2,277
	Fannie Mae	FNMA 15YR 5.00% 1/21 #995861	**	1,011
	Fannie Mae	FNMA 15YR 5.00% 6/24 #995902	**	933
	Fannie Mae	FNMA ARM 3.92% 2/39 #AC0036	**	1,647
	Fannie Mae	FNMA ARM 4.807% 1/35#AD0064	**	1,723
	Fannie Mae	FNMA ARM 5.129% 9/35#AD0065	**	1,403
	Fannie Mae	FNMA ARM 4.285% 7/33#AD0066	**	758
	Fannie Mae	FNMA ARM 3.206% 4/36#AD0068	**	174
	Fannie Mae	FNMA 15YR 4.50% 8/24 #AD0116	**	3,316
	Fannie Mae	FNMA 15YR 4.50% 8/24 #AD0117	**	5,591
	Fannie Mae	FNMA 15YR 4.50% 7/18 #AD0118	**	2,935
	Fannie Mae	FNMA ARM 4.82% 2/36 #AD0175	**	118
	Fannie Mae	FNMA ARM 4.49% 4/35 #AD0176	**	1,039
	Fannie Mae	FNMA ARM 3.32% 9/34 #AD0177	**	109
	Fannie Mae	FNMA ARM 3.334% 4/36 #AD0178	**	110

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fidelity	FID INST CASH PORT: MM FUND CLASS I SHS F/N/A	**	54,374
	Ford Credit Auto Owner Trust FORDO 2006-B B	Mortgage backed security 5.43% 2/12	**	814
	Ford Credit Auto Owner Trust FORDO 2006-C B	Mortgage backed security 5.3% 6/12	**	378
	Ford Credit Auto Owner Trust FORDO 07-A B	Mortgage backed security 5.6% 10/12	**	223
	Ford Credit Auto Owner Trust FORDO 2009-B A2	Mortgage backed security 2.46 11/11TALF	**	252
	Ford Credit Auto Owner Trust FORDO 2009-B A3	Mortgage backed security 2.79 8/13TALF	**	510
	Ford Credit Auto Owner Trust FORDO 09-D A3	Mortgage backed security 2.17% 10/15/13	**	303
	Ford Credit Auto Owner Trust FORDO 2009-E A3	Mortgage backed security 1.51% 1/14	**	697
	France Tele MTN	Corporate Bond 4.375% 7/14 DT	**	776
	Franklin Auto Trust FRNK 06-1 A4	Mortgage backed security 5.03% 7/14	**	1,353
	Franklin Auto Trust FRNK 06-1 B1	Mortgage backed security 5.14% 7/14	**	136
	Franklin Auto Trust FRNK 07-1 B	Mortgage backed security 5.13 2/15	**	499
	Fuji Fin	Corporate Bond 8.625% 4/15/10 144A	**	1,194
	GE Capital Credit Card Master GEMNT 07-1 B	Mortgage backed security 4.95% 3/13	**	1,350
	GE Capital Credit Card Master GEMNT 2007-3 B	Mortgage backed security 5.49% 6/13	**	1,482
	GE Capital Credit Card Master GEMNT 2009-3 A	Mortgage backed security 2.54% 9/14	**	1,543
	GE Capital Credit Card Master GECMC 07-C1 XP	Interest Only Strip CSTR 12/49	**	159
	GE Commercial Mortgage Security GMACC 04-C2 A2	Mortgage backed Security CSTR 8/38	**	1,095
	GE Commercial Mortgage Security GMACC 04-C3 X2	Interest Only Strip CSTR 12/41	**	38
	GE Capital Credit Card Master GMACC 05-C1 X2	Interest Only Strip CSTR 5/43	**	55
	General Motors Acceptance Corporation INC FDIC	Corporate Bond 1.75% 10/30/12	**	1,525
	GS Mortgage Securities Corporation GSMS 05-GG4 XP	Interest Only Strip CSTR 7/39	**	240
	GE Capital Commercial Mortgage GECMC 04-C2 A2	Mortgage backed security 4.119% 3/40	**	239
	GCO Slims Trust GCOSL 06-1A	Mortgage backed security NOTE 5.72 3/22	**	297
	General Electric Capital Corp	Corporate Bond 5.2% 2/01/11	**	2,007

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	General Electric Capital Corp MTN	Corporate Bond 5.9% 5/13/14	**	904
	General Electric Capital Corp	Corporate Bond 3.5% 8/12	**	4,664
	General Electric Capital Corp FDIC	Corporate Bond 3% 12/09/11	**	1,786
	General Electric Capital Corp FDIC	Corporate Bond 1.8% 3/11/11	**	2,176
	General Electric Capital Corp FDIC MTN	Corporate Bond 2.625 12/28/12	**	1,783
	General Electric Capital Corp FDIC GMTN	Corporate Bond 2% 9/28/12	**	876
	Glaxosmith Kline	Corporate Bond 4.85% 5/15/13	**	392
	Goldman SA FDIC	Corporate Bond 2.15% 3/12	**	511
	Greenwich Capital Commercial Funding Corp GCCFC 05-GG3 XP	Interest Only Strip CSTR 8/42	**	222
	Greenwich Capital Commercial Funding Corp GCCFC 05-GG5	Interest Only Strip CSTR 4/37	**	177
	GS Auto Loan Trust GSALT 07-1 B	Mortgage backed security 5.53% 12/14	**	109
	HSBC USA FDIC	Corporate Bond 3.125% 12/16/11	**	492
	Household Automotive Trust HAT 2006-3 A3	Mortgage backed security 5.38% 9/11	**	192
	Honda Auto Receivables Owner Trust HAROT 2009-3 A3	Mortgage backed security 2.31% 5/13	**	507
	Household Automotive Trust HAT 07-1 A3	Mortgage backed security 5.3% 11/11/11	**	184
	Household Automotive Trust HAT 07-1 A4	Mortgage backed security 5.33% 11/18/13	**	892
	Hutchinson Wham	Corporate Bond 5.45 11/24/10 144	**	699
	Hyundai Auto Receivables Trust HART 06-1 B	Mortgage backed security 5.29 11/12	**	20
	Hyundai Auto Receivables Trust HART 06-1 C	Mortgage backed security 5.34 11/12	**	27
	Hyundai Auto Receivables Trust HART 2007-A A3A	Mortgage backed security 5.04 1/12	**	378
	Hyundai Auto Receivables Trust HART 2009-A A3	Mortgage backed security 2.03% 8/13	**	343
	JPMorgan Chase	Synthetic GIC – 2.393%	**	209
	JPMorgan Chase and Company	Corporate Bond 6.75 2/1/11 DT	**	265
	JPMorgan Chase and Company	Corporate Bond 4.891/VAR 9/15	**	524
	JPMorgan Chase and Company	Corporate Bond 4.75% 5/1/13	**	1,490
	JPMorgan Chase and Company MTN	Corporate Bond 4.65% 6/14	**	1,237
	JP Morgan Chase Commercial Mortgage JPMCC 2001-C1 A2	Mortgage backed security 5.464 10/35	**	107
	JP Morgan Chase Commercial Mortgage JPMCC 03-CB7 X2 CSTR 1/38	Interest Only Strip CSTR 1/38	**	9
	JP Morgan Chase Commercial Mortgage JPMCC 04-CBX X2	Interest Only Strip CSTR 1/37	**	121
	JP Morgan Chase Commercial Mortgage JPMCC 04-C3 A2	Mortgage backed security 4.223% 1/42	**	655
	JP Morgan Chase Commercial Mortgage JPMCC 05-LDP4 X2	Interest Only Strip CSTR 10/42	**	185
	JP Morgan Chase Commercial Mortgage JPMCC 2006-LDP9 A1	Mortgage backed security CSTR 5/47	**	359

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	JP Morgan Chase Commercial Mortgage JPMCC 07-LDP10 A-1	Mortgage backed security 5.122% 1/49	**	168
	Jackson National	Corporate Bond 5.375% 5/8/13 144	**	485
	JP Morgan Auto Receivables Trust JPMRT 2006-A A4	Mortgage backed security 5.14% 12/14	**	651
	JP Morgan Auto Receivables Trust JPMART 2006-A B	Mortgage backed security 5.36% 12/14	**	56
	JPMorgan FDIC	Corporate Bond 3.125 12/1/11 DT	**	920
	Keyspan Corp	Corporate Bond 7.625% 11/15/10	**	362
	Kraft Foods Inc.	Corporate Bond 5.625% 8/11/10	**	1,245
	KFW GLB	Corporate Bond 4.75 5/15/12	**	1,358
	KFW GLB	Corporate Bond 3.5 5/16/13	**	1,612
	LB-UBS Commercial Mortgage Trust LBUBS 07-C1 A1	Mortgage backed security CSTR 2/15/40	**	148
	LB-UBS Commercial Mortgage Trust LBUBS 07-C2 A1	Mortgage backed security 5.226 2/40	**	118
	LB-UBS Commercial Mortgage Trust LBUBS 00-C3 A2	Mortgage backed security 7.95 5/25	**	125
	LB-UBS Commercial Mortgage Trust LBUBS 00-C5 A2	Mortgage backed security 6.51 12/26	**	442
	LB-UBS Commercial Mortgage Trust LBUBS 04-C6 A2	Mortgage backed security 4.187% 8/29	**	134
	LB-UBS Commercial Mortgage Trust LBUBS 04-C8 XCP	Interest Only Strip CSTR 12/39	**	22
	LB-UBS Commercial Mortgage Trust LBUBS 04-C2 A3	Mortgage backed security 3.973% 3/29	**	700
	LB-UBS Commercial Mortgage Trust LBUBS 05-C1 AAB	Mortgage backed security CSTR 2/30	**	574
	LB-UBS Commercial Mortgage Trust LBUBS 05-C5 XCP	Interest Only Strip CSTR 9/40	**	334
	LB-UBS Commercial Mortgage Trust LBUBS 05-C7 XCP	Interest Only Strip CSTR 11/40	**	144
	LB-UBS Commercial Mortgage Trust LBUBS 2006-C3 A1	Mortgage backed security 5.478 3/39	**	125
	Long Beach Auto Receivables Trust LBART 2006-B A4	Mortgage backed security 5.18% 9/13	**	561
	Merrill Lynch/Countrywide Commercial MLCFC 07-6 A1	Mortgage backed security 5.175% 3/12/51	**	146
	Manufacturers & Traders Trust Co	Corporate Bond 3.85/VAR 4/1/13	**	1,386
	Marriott Vacation Club Owner Trust MVCOT 05-2 A	Mortgage backed security 4.6% 10/27	**	190
	Marriott Vacation Club Owner Trust MVCOT 06-2A A	Mortgage backed security 5.417% 10/28	**	150
	Marriott Vacation Club Owner Trust MVCOT 06-2A B	Mortgage backed security 5.467% 10/28	**	32
	Marriott Vacation Club Owner Trust MVCOT 06-2A C	Mortgage backed security 5.766% 10/28	**	13
	MassMutual GL	Corporate Bond 3.625% 7/12 144A	**	418
	Master Adjustable Rate Mortgage MARM 04-11 1A4	Mortgage backed security 1ML+49 11/34	**	1
	Mercedes-Benz Auto Receivables Trust MBART 2009-1 A3	Mortgage backed security 1% 1/15/14	**	480
	Merrill Lynch & Co	Corporate Bond 6.05% 8/15/12	**	514

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Merrill Lynch & Co	Corporate Bond 5.45% 2/05/13	**	170
	Merrill Lynch & Co	Corporate Bond 6.15% 4/25/13	**	414
	Merrill Lynch Mortgage Trust MLMT 04-MKB1 A2	Mortgage backed security 4.353% 2/42	**	1,241
	Merrill Lynch Mortgage Trust MLMT 04-KEY2 A2	Mortgage backed security 4.166% 8/39	**	812
	Merrill Lynch Mortgage Trust MLMT 04-BPC1 XP	Interest Only Strip CSTR 9/41	**	156
	Merrill Lynch Mortgage Trust MLMT 05-MKB2 XP	Interest Only Strip CSTR 9/42	**	17
	Merrill Lynch Mortgage Trust MLMT 05-MCP1 XP	Interest Only Strip CSTR 6/43	**	95
	Met Life GLBL	Corporate Bond 5.75 7/25/11 144	**	710
	Met Life MTN	Corporate Bond 5.125 6/14 144A	**	547
	Met Life GBL	Corporate Bond 2.875 9/17/12 144	**	1,156
	Midamerican Energy Co.	Corporate Bond 5.65% 7/15/12	**	1,222
	Merrill Lynch/Countrywide Commercial MLCFC 06-3 XP	Interest Only Strip CSTR 7/46	**	298
	Monumental Global	Corporate Bond 5.5% 4/13 144A	**	228
	MSTDW Global	Corporate Bond 6.75% 4/15/11	**	408
	Morgan Stanley	Corporate Bond 5.25% 11/02/12	**	676
	Morgan Stanley Capital MSC 04-HQ4 X2	Interest Only Strip CSTR 4/40	**	43
	Morgan Stanley Capital MSC 04-HQ3 A2	Mortgage backed security 4.05 1/41	**	298
	Morgan Stanley Capital MSC 05-TOP17 X2	Interest Only Strip CSTR 12/41	**	64
	Morgan Stanley Capital MSC 05-IQ9 X2	Interest Only Strip CSTR 7/56	**	108
	Morgan Stanley Capital MSC 05-HQ5 X2	Interest Only Strip CSTR 1/42	**	36
	Morgan Stanley Capital MSC 06-T21 A1	Mortgage backed security 4.925 10/52	**	464
	Morgan Stanley	Corporate Bond 6% 5/13/14	**	672
	Morgan Stanley Capital MSC 2006-HQ10 X2	Interest Only Strip CSTR 11/41	**	253
	Morgan Stanley Capital MSC 2007-HQ11 A1	Mortgage backed security 5.246% 2/44	**	266
	Morgan Stanley FDIC	Corporate Bond 3.25% 12/1/11	**	1,279
	National Australia Bank	Corporate Bond 5.35% 6/12/13 144	**	270
	National Australia Bank	Corporate Bond 2.35 11/16/12 144A	**	1,495
	National Collegiate Student Loan NCSLT 2007-2 AIO	Interest Only Strip 6.7% 7/12	**	235
	National Collegiate Student Loan NCSLT 2006-2 AIO	Interest Only Strip 6% 8/11	**	23

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	National Collegiate Student Loan NCSLT 04-2 AIO	Interest Only Strip 9.75% 10/14	**	135
	National Collegiate Student Loan NCSLT 05-2 AIO	Interest Only Strip 7.73 3/12	**	11
	National Collegiate Student Loan NCSLT 06-1 A-IO	Interest Only Strip 5.5 4/11	**	72
	National Collegiate Student Loan NCSLT 2006-3 AIO	Interest Only Strip 7.1% 1/12	**	301
	National Collegiate Student Loan NCSLT 06-4 AIO	Interest Only Strip 6.35% 02/12	**	215
	National Collegiate Student Loan NCSLT 2007-1 AIO	Interest Only Strip 7.27% 4/12	**	317
	NATIXIS	Synthetic GIC – 2.344%	**	154
	NY Life	Corporate Bond 2.25% 12/14/12 144A	**	919
	NYLife Global	Corporate Bond 4.65% 5/9/13 144A	**	1,078
	Nissan Auto Lease Trust NALT 2009-B A3	Mortgage backed security 1 1/15	**	544
	NALT 2009-A A2	Mortgage backed security 2.01% 4/11	**	362
	Nissan Auto Lease Trust NALT 2009-A A3	Mortgage backed security 2.92% 12/11	**	663
	Nordstrom Private Label Credit NORD 07-1A A	Mortgage backed security 4.92 5/13 144A	**	2,269
	Northern Trust Co	Corporate Bond 5.5% 8/15/13	**	195
	Northern Trust Co	Corporate Bond 4.625% 5/1/14	**	150
	Northstar Education Finance NEF 05-1 A5	Mortgage backed security 4.74 10/45	**	623
	Orix Corp	Corporate Bond 5.48% 11/22/11	**	146
	Peco Energy	Corporate Bond 5.6% 10/15/13	**	681
	PNC Funding MTN	Corporate Bond 5.4% 6/10/14	**	922
	Pacific Gas & Electric	Corporate Bond 6.25% 12/13	**	548
	Petroleum Export	Corporate Bond 4.623% 6/15/10 144A	**	82
	Petroleum Export	Corporate Bond 4.633% 6/15/10 144A	**	49
	Pfizer	Corporate Bond 4.45% 3/15/12	**	1,072
	Philip Morris	Corporate Bond 4.875% 5/16/13	**	276
	Prime Property Funding	Corporate Bond 5.6% 6/15/11	**	505
	Proctor & Gamble Intl	Corporate Bond 1.35% 8/11	**	1,119
	Rabobank Nederland	Synthetic GIC – 2.4645%	**	99
	Rabobank Nederland	Corporate Bond 2.65% 8/12 144A	**	4,045
	Ras Laffan	Mortgage backed security 8.294 3/15/14 144A	**	563
	Rio Tinto Fin	Corporate Bond 5.875% 7/15/13	**	1,571
	Royal Bank of Canada NY$CD	Certificate of Deposit 2.25% 3/15/13	**	2,027
	Royal Bank of Scotland	Corporate Bond 1.5% 3/30/12 144A	**	1,567
	SBC Communications Glbl	Corporate Bond 6.25 3/15/11	**	436
	SBC Communications Glbl	Corporate Bond 5.875% 2/01/12	**	247
	SLM Student Loan Trust SLMA 04-A B	Mortgage backed security 3ML+58 6/33	**	104
	SVO VOI Mortgage Corp SVOVM 05-A A	Mortgage backed security 5.25 2/21	**	209
	Solomon Brothers Mortgage Securities SBM7 00-C3 A2	Mortgage backed security 6.592 12/33	**	708

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Santander Issuances	Corporate Bond 5.805/VAR 6/20/16	**	699
	Scotland Intl	Mortgage backed security 7.7% 8/15/10144A	**	1,044
	Shell Intl FIN	Corporate Bond 1.3% 9/22/11	**	1,238
	Simon Property Group LP	Corporate Bond 5.3% 5/30/13	**	539
	Southern Co	Corporate Bond 4.15% 5/14	**	214
	State St Corp	Corporate Bond 4.3% 5/30/14 DT	**	125
	State Street Bank & Trading Co. Boston	Synthetic GIC – 2.475%	**	154
	Lahman Large Loan LLL 1997-LLI D	Mortgage backed security 7.15 10/34	**	315
	Structured Asset Securities Co SASC 04-NP1 A	Mortgage backed security 1ML+40 9/33	**	43
	SVENSKA MTN	Corporate Bond 2.875 9/14/12 144A	**	2,192
	Telecom Italia Capital	Corporate Bond 4% 1/15/10	**	1,911
	Telefonos De Mexico S.A.	Corporate Bond 4.75% 1/27/10	**	2,383
	Transcapit	Corporate Bond 5.67% 3/5/14 144A	**	1,077
	Triad Auto Receivables Owner Trust TAROT 2006-C A4	Mortgage backed security 5.31% 5/13	**	585
	Tyrquoise Card Backed Security HCARD 07-1 B	Mortgage backed security 5.53% 6/12	**	1,042
	USAOT 2009-2 A3	Mortgage backed security 1.54% 10/12	**	847
	US Central Federal CU	Corporate Bond 1.9% 10/19/12	**	933
	Uncredito Luxem Fin	Corporate Bond 5.584/VAR 1/13/17	**	1,076
	US Bancorp	Corporate Bond 4.2% 5/15/14	**	929
	US Treasury Note/Bond	USTN 3.125% 9/30/13	**	3,322
	US Treasury Note/Bond	USTN 2.75% 10/31/13	**	1,523
	US Treasury Note/Bond	USTN 2% 11/30/13	**	32,113
	US Treasury Note/Bond	USTN 1.75% 11/15/11	**	2,186
	US Treasury Note/Bond	USTN 1.125% 12/15/11	**	1,904
	US Treasury Note/Bond	USTN 1.125% 1/15/12	**	610
	US Treasury Note/Bond	USTN 1.875% 2/28/14	**	1,442
	US Treasury Note/Bond	USTN 1.75% 3/31/14	**	6,462
	US Treasury Note/Bond	USTN 1.875% 4/30/14	**	11,745
	US Treasury Note/Bond	USTN 2.25% 5/31/14	**	8,817
	US Treasury Note/Bond	USTN 2.625% 12/31/14	**	46,590
	US Treasury Note/Bond	USTN 1% 12/31/11	**	110,567
	US Treasury Note/Bond	USTN .75% 11/30/11	**	38,423
	UnitedHealth Group Inc	Corporate Bond 5.125% 11/15/10	**	1,775
	Verizon Communications Inc	Corporate Bond 5.25% 4/15/13	**	800
	Verizon Wireless	Corporate Bond 5.25% 2/1/12	**	621
	Verizon Wireless	Corporate Bond 3.75% 5/20/11	**	1,512
	Verizon New York Inc	Corporate Bond 6.875% 4/01/12	**	2,105
	Vodafone Group PLC	Corporate Bond 5.5% 6/15/11	**	381
	Volkswagen Auto Lease VWALT 2009-A A3	Mortgage backed security 3.41% 4/12	**	955
	Wachovia Bank Commercial Mortgage WBCMT 03-C6 A2	Mortgage backed security 4.498 8/35	**	343

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Wachovia Bank Commercial Mortgage WBCMT 04-C11 A3	Mortgage backed security 4.719 1/41	**	359
	Wachovia Bank Commercial Mortgage WBCMT 05-C18 XP	Interest Only Strip CSTR 4/42	**	64
	Wachovia Bank Commercial Mortgage WBCMT 04-C15 XP	Interest Only Strip CSTR 10/41	**	204
	Wachovia Auto Loan Owner Trust WALOT 06-1B	Mortgage backed security 5.15% 7/12	**	450
	Wachovia Auto Loan Owner Trust WALOT 06-2 B	Mortgage backed security 5.29% 6/12	**	824
	Wachovia Auto Loan Owner Trust WALOT 06-2 C	Mortgage backed security 5.34% 10/12	**	385
	Wachovia Auto Loan Owner Trust WALOT 07-1 B	Mortgage backed security 5.38% 7/20/12	**	1,101
	Wachovia Auto Loan Owner Trust WALOT 07-1 C	Mortgage backed security 5.45% 10/22/12	**	759
	Wachovia Bank Commercial Mortgage WBCMT 07-C30 A1	Mortgage backed security 5.031% 12/43	**	234
	Wachovia Bank Commercial Mortgage WBCMT 2007-C30 XP	Interest Only Strip CSTR 12/43	**	333
	Wachovia Corporation	Corporate Bond 3ML+13 10/15/11	**	934
	Wal-Mart Stores MTN	Corporate Bond 3.2% 5/14	**	760
	Washington Mutual Master Note WMMNT 2007-A4A A4	Mortgage backed security 5.2% 10/14	**	455
	Washington Mutual Master Note WMMNT 07-A5A A5	Mortgage backed security 1ML+75 10/14	**	100
	Wells Fargo	Corporate Bond 3.98 10/29/10	**	569
	Wells Fargo	Corporate Bond 5.25% 10/23/12	**	349
	Westpac BKG	Corporate Bond 2.25% 11/19/12	**	1,500
	Yale University MTN	Corporate Bond 2.9% 10/15/14	**	490
	Sub-total Managed Income Fund			642,321
	Self Directed Brokerage Account	13,623 Shares	**	13,623
	Total Assets			1,522,546

*   Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 29, 2010	By: /s/Scott V. King
Scott V. King
Vice President, Controller and Chief Accounting Officer

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	37